SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EnLink Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336U 10 7

(CUSIP Number)

Lyndon C. Taylor

Executive Vice President and General Counsel

Devon Energy Corporation

333 W. Sheridan Ave.

Oklahoma City, OK 73102-5010

Tel: (405) 235-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 136,957,271 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 136,957,271 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 136,957,271 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 120,542,441 Class B common units (“Class B Units”) and 16,414,830 common units (“Common Units”), each representing limited partner interests in EnLink Midstream Partners, LP (formerly known as Crosstex Midstream Partners, LP, a Delaware limited partnership) (“EnLink MLP” or the “Issuer”). The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services, L.P., a Texas limited partnership (“Devon Gas Services”) is the record holder of 86,790,558 Class B Units, Southwestern Gas Pipeline, Inc., a Texas corporation (“Southwestern Gas”) is the record holder of 33,751,883 Class B Units and Crosstex Energy, Inc., a Delaware corporation (“Crosstex”) is the record holder of 16,414,830 Common Units. As the indirect owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding common stock of Southwestern Gas and (iii) 70.4% of the outstanding membership interest in EnLink Midstream, LLC, a Delaware limited liability company (“EnLink Midstream”) (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, LLC, EnLink Midstream’s managing member and a Delaware limited liability company (“EnLink Midstream Manager”)), which is the holder of 100% of the outstanding common stock of Crosstex, the Reporting Person may be deemed to beneficially own all of the Class B Units held by Devon Gas Services and Southwestern Gas and all of the Common Units held by Crosstex. The Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) (the “incentive distribution rights”) and (ii) the approximately 0.7% general partner interest in EnLink MLP.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Energy Corporation (Oklahoma)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 136,957,271 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 136,957,271 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 136,957,271 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 120,542,441 Class B Units and 16,414,830 Common Units, each representing limited partner interests in EnLink MLP. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services is the record holder of 86,790,558 Class B Units, Southwestern Gas is the record holder of 33,751,883 Class B Units and Crosstex is the record holder of 16,414,830 Common Units. As the indirect owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding common stock of Southwestern Gas and (iii) 70.4% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of Crosstex, the Reporting Person may be deemed to beneficially own all of the Class B Units held by Devon Gas Services and Southwestern Gas and all of the Common Units held by Crosstex. The Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.7% general partner interest in EnLink MLP.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Gas Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 136,957,271 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 136,957,271 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 136,957,271 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 120,542,441 Class B Units and 16,414,830 Common Units, each representing limited partner interests in EnLink MLP. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services is the record holder of 86,790,558 Class B Units, Southwestern Gas is the record holder of 33,751,883 Class B Units and Crosstex is the record holder of 16,414,830 Common Units. As the owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding common stock of Southwestern Gas and (iii) 70.4% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of Crosstex, the Reporting Person may be deemed to beneficially own all of the Class B Units held by Devon Gas Services and Southwestern Gas and all of the Common Units held by Crosstex. The Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.7% general partner interest in EnLink MLP.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Southwestern Gas Pipeline, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,751,883 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,751,883 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 33,751,883 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 33,751,883 Class B Units representing limited partner interests in EnLink MLP. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Gas Operating, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 103,205,388 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 103,205,388 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 103,205,388 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 86,790,558 Class B Units and 16,414,830 Common Units, each representing limited partner interests in EnLink MLP. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services is the record holder of 86,790,558 Class B Units and Crosstex is the record holder of 16,414,830 Common Units. As the general partner of Devon Gas Services and the indirect owner of 70.4% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of Crosstex, the Reporting Person may be deemed to beneficially own all of the Class B Units held by Devon Gas Services and all of the Common Units held by Crosstex. The Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.7% general partner interest in EnLink MLP.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Devon Gas Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 103,205,388 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 103,205,388 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 103,205,388 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0% (2)
14	TYPE OF REPORTING PERSON OO – limited partnership

(1)	Consists of 86,790,558 Class B Units and 16,414,830 Common Units, each representing limited partner interests in EnLink MLP. The Class B Units will convert into Common Units on a one-for-one basis on the first business day following the record date for the distribution in the first quarter of 2014. Devon Gas Services is the record holder of 86,790,558 Class B Units and Crosstex is the record holder of 16,414,830 Common Units. As the owner of 70.4% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of Crosstex, the Reporting Person may be deemed to beneficially own all of the Common Units held by Crosstex. The Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.7% general partner interest in EnLink MLP.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS EnLink Midstream Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,414,830 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,414,830 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 16,414,830 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Consists of 16,414,830 Common Units representing limited partner interests in EnLink MLP. Crosstex is the record holder of 16,414,830 Common Units. As the managing member of EnLink Midstream, the holder of 100% of the outstanding common stock of Crosstex, the Reporting Person may be deemed to beneficially own all of the Common Units held by Crosstex. The Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.7% general partner interest in EnLink MLP.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS EnLink Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,414,830 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,414,830 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 16,414,830 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Consists of 16,414,830 Common Units representing limited partner interests in EnLink MLP. Crosstex is the record holder of 16,414,830 Common Units. As the owner of 100% of the outstanding common stock of Crosstex, the Reporting Person may be deemed to beneficially own all of the Common Units held by Crosstex. The Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.7% general partner interest in EnLink MLP.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Crosstex Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,414,830 units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,414,830 units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 16,414,830 units (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Consists of 16,414,830 Common Units representing limited partner interests in EnLink MLP held of record by Crosstex. The Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.7% general partner interest in EnLink MLP.
(2)	Based on a total of 109,004,020 Common Units and 120,542,441 Class B Units outstanding as of March 7, 2014.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the Common Units of EnLink MLP. The address of the principal executive offices of the Issuer is 2501 Cedar Springs Rd., Dallas, Texas 75201.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by:

(i)	Devon Energy Corporation, a Delaware corporation (“Devon”);

(ii)	Devon Energy Corporation (Oklahoma), an Oklahoma corporation (“Devon OK”);

(iii)	Devon Gas Corporation, a Delaware corporation (“Devon Gas”);

(iii)	Southwestern Gas;

(iv)	Devon Gas Operating, Inc., a Delaware corporation (“Devon Gas Operating”);

(v)	Devon Gas Services;

(vi)	EnLink Midstream Manager;

(vii)	EnLink Midstream, LLC; and

(viii)	Crosstex (together with Devon, Devon OK, Devon Gas, Southwestern Gas, Devon Gas Operating, Devon Gas Services, EnLink Midstream Manager and EnLink Midstream the “Reporting Persons”).

Devon is a public company and owns 100% of the outstanding common stock of Devon OK. Devon OK owns 100% of the common stock of Devon Gas. Devon Gas owns (i) 100% of the limited partner interests of Devon Gas Services, (ii) 100% of the outstanding common stock of Devon Gas Operating, the general partner of Devon Gas Services and (iii) 100% of the outstanding common stock of Southwestern Gas. Devon Gas Services owns 70.4% of the limited liability company interests of EnLink Midstream and 100% of the limited liability company interests of EnLink Midstream Manager, the managing member of EnLink Midstream. EnLink Midstream owns 100% of the outstanding common stock of Crosstex. Crosstex owns 7.2% of the limited partner interests of EnLink MLP and all of the limited liability company interests of EnLink Midstream GP, LLC, a Delaware limited liability company and the general partner of EnLink MLP (the “General Partner”). The General Partner owns (i) the incentive distribution rights and (ii) the approximately 0.7% general partner interest in EnLink MLP.

(b) The address of the principal executive offices of the Reporting Persons is 333 West Sheridan Avenue, Oklahoma City, Oklahoma, 73102.

(c) The principal business of:

(i)	Devon is to hold equity interests in entities that are involved in the business of the exploration and production of oil and natural gas;

(ii)	Devon OK is to hold equity interests in Devon Gas Corporation and other entities;

(iii)	Devon Gas is to hold equity interests in Southwestern Gas, EnLink Midstream, Devon Gas Operating and other entities;

(iv)	Southwestern Gas is to hold equity interests in EnLink MLP;

(v)	Devon Gas Operating is to hold a general partner interest in Devon Gas Services;

(vi)	Devon Gas Services is to engage in marketing activities related to crude oil, natural gas liquids and natural gas production and to hold equity interests in EnLink MLP, EnLink Midstream, EnLink Midstream Manager and other entities;

(vii)	EnLink Midstream Manager is to hold a managing member interest in EnLink Midstream;

(viii)	EnLink Midstream is to hold equity interests in Crosstex and other entities; and

(ix)	Crosstex is to hold equity interests in EnLink MLP, the General Partner and other entities.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers, directors and partners of the Reporting Persons, as applicable, and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Appendix A.

(d) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Devon, Devon Gas, Devon Gas Operating and Crosstex are each a Delaware corporation. Devon OK is an Oklahoma corporation. Southwestern Gas is a Texas corporation. Devon Gas Services is a Texas limited partnership. EnLink Midstream Manager and EnLink Midstream are each a Delaware limited liability company. All of the persons named on Appendix A attached hereto, other than Mr. Michael M. Kanovsky, are United States citizens. Mr. Kanovsky is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

On March 7, 2014, Devon completed the previously announced combination of substantially all of its U.S. midstream business with Crosstex and EnLink MLP pursuant to (i) a Contribution Agreement, dated October 21, 2013 (the “Contribution Agreement”), among Devon, Devon Gas Services, Devon Gas, Southwestern Gas, EnLink MLP and Crosstex Energy Services, L.P., a Delaware limited partnership and a wholly-owned subsidiary of EnLink MLP (“Crosstex Energy Services”), and (ii) a Merger Agreement (as such term is defined in the Contribution Agreement).

On March 7, 2014, pursuant to the terms of the Contribution Agreement, Devon Gas Services contributed to Crosstex Energy Services 100% of the outstanding membership interests in EnLink Midstream Holdings GP, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Devon and, together with Southwestern Gas, a 50% limited partner interest in EnLink Midstream Holdings, LP, a Delaware limited partnership and an indirect wholly-owned subsidiary of Devon (“EnLink Midstream Holdings”) (the “Contribution”). In exchange for the contributions, EnLink MLP issued to Devon Gas Services and Southwestern Gas consideration of 120,542,441 Class B Units in reliance upon an exemption from the registration requirements of the Securities Act, under Section 4(2) of the Securities Act.

EnLink Midstream Holdings is an entity formed by Devon to hold substantially all of its U.S. midstream business and be combined with the business of EnLink MLP and its affiliates in connection with the Contribution and related transactions.

References to, and descriptions of, the Contribution and the Contribution Agreement as set forth herein are qualified in their entirety by reference to the copy of the Contribution Agreement included as Exhibit 1 to this Schedule 13D, and such agreement is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Item 3 and Item 6 are incorporated herein by reference.

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the Contribution. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

Crosstex, which was not affiliated with Devon prior to the consummation of the Contribution, previously acquired the 16,414,830 Common Units held of record by Crosstex for the purposes and on the terms and conditions more fully described in the Amendment No. 2 to the EnLink MLP Schedule 13G filed with the Securities and Exchange Commission on March 18, 2013.

(a) The Class B Units held by the Reporting Persons will automatically convert into Common Units on a one-to-one basis on the first business day following the record date for the distribution payable with respect to the quarter ending March 31, 2014.

(b) None.

(c) None.

(d) In anticipation of the Contribution Closing (as defined in the Contribution Agreement), on March 6, 2014, Rhys J. Best, Bryan H. Lawrence, Cecil E. Martin, Jr. and Dwight D. Scott each tendered his resignation from the Board of Directors (the “Board”) of the General Partner effective as of the Contribution Closing. Those resignations did not result from a disagreement with the General Partner. Barry E. Davis, Leldon E. Echols and Kyle D. Vann will continue to serve on the Board. Additionally, on March 7, 2014, in its capacity as the sole member of the General Partner and pursuant to the Amended GP LLC Agreement (as defined below), Crosstex increased the size of the Board from seven members to nine members and appointed each of the following additional individuals to the Board: John Richels, Thomas L. Mitchell, David A. Hager, Darryl G. Smette, Mary P. Ricciardello and Scott A. Griffiths. Five of the General Partner’s directors, including John Richels, the chairman of the Board, and Thomas Mitchell, David Hager, Darryl Smette and Mary P. Ricciardello, are officers or directors of Devon and may have conflicts of interest. Additionally, the following persons were appointed or reappointed as executive officers of the General Partner: (i) Barry E. Davis (President and Chief Executive Officer), (ii) Joe A. Davis (Executive Vice President, General Counsel and Secretary), (iii) Michael J. Garberding as Executive Vice President and Chief Financial Officer of the General Partner, (iv) Steve J. Hoppe (Executive Vice President and President of Gas Gathering, Processing and Transmission) and (v) McMillan (Mac) Hummel (Executive Vice President and President of Natural Gas Liquids and Crude). Effective March 7, 2014, William W. Davis resigned from the position of Executive Vice President and Chief Operating Officer. Through its control of EnLink Midstream, the holder of 100% of the equity interests of Crosstex, which owns 100% of the equity interest in the General Partner, EnLink Midstream Manager, a wholly owned subsidiary of Devon, will have the ability to elect all the members of the Board of the General Partner. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.

(e) The Reporting Persons, as indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) Effective March 7, 2014, the General Partner changed its name from Crosstex Energy GP, LLC to EnLink Midstream GP, LLC (the “General Partner Name Change”). The General Partner filed a Certificate of Amendment to its Certificate of Formation (the “GP Certificate Amendment”) with the Delaware Secretary of State, and Crosstex, as the sole member of the General Partner, executed the Second Amended and Restated Limited Liability Company Agreement (the “Amended GP LLC Agreement”) to effect the General Partner Name Change and incorporate other technical updates. Additionally, effective March 7, 2014, EnLink MLP changed its name from Crosstex Energy, L.P. to EnLink Midstream Partners, LP (the “MLP Name Change” and, together with the General Partner Name Change, the “Name Change”). EnLink MLP filed a Second Amendment to its Certificate of Limited MLP (the “MLP Certificate Amendment”) with the Delaware Secretary of State to effect the MLP Name Change and reflect the General Partner Name Change. The General Partner also amended (the “MLP Agreement Amendment”) the Sixth Amended and Restated Agreement of Limited Partnership of EnLink MLP, as amended to date (the “Amended MLP LPA”), to reflect the Name Change and to establish the Class B Units. The Class B Units are substantially similar in all respects to the Common Units, except that they will only be entitled to a pro rata distribution for the fiscal quarter ended March 31, 2014. The Class B Units will automatically convert into Common Units on a one-for-one basis on the first business day following the record date with respect to the distribution for the quarter ended March 31, 2014.

Each of the GP Certificate Amendment, Amended GP LLC Agreement, MLP Certificate Amendment and MLP Agreement Amendment are incorporated in their entirety in this Item 4. References to, and descriptions of, the GP Certificate Amendment, Amended GP LLC Agreement, MLP Certificate Amendment and MLP Agreement Amendment as set forth herein are qualified in their entirety by reference to the copies of the GP Certificate Amendment, Amended GP LLC Agreement, MLP Certificate Amendment and MLP Agreement Amendment included as Exhibits 2 through 5 respectively, to this Schedule 13D, and such agreement is incorporated by reference herein in its entirety where such references and descriptions appear.

(h) In connection with the Contributions, EnLink MLP delisted its Common Units from the NASDAQ and listed its Common Units on the New York Stock Exchange (“NYSE”). EnLink MLP’s trading symbol for its Common Units changed to “ENLK” in connection with the commencement of trading upon the NYSE on March 10, 2014.

(i) None.

(j) None.

Except as set forth in this Schedule 13D and the Contribution Agreement, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this statement (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of approximately 229,546,461 Common Units and Class B Units of the Issuer issued and outstanding as of March 7, 2014) are as follows:

Devon

(a)	Amount beneficially owned: 136,957,271 units Percentage: 59.7%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 136,957,271 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 136,957,271 units

Devon OK

(a)	Amount beneficially owned: 136,957,271 units Percentage: 59.7%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 136,957,271 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 136,957,271 units

Devon Gas

(a)	Amount beneficially owned: 136,957,271 units Percentage: 59.7%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 136,957,271 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 136,957,271 units

Southwestern Gas

(a)	Amount beneficially owned: 33,751,883 units Percentage: 14.7%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 33,751,883 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 33,751,883 units

Devon Gas Operating

(a)	Amount beneficially owned: 103,205,388 units Percentage: 45.0%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 103,205,388 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 103,205,388 units

Devon Gas Services

(a)	Amount beneficially owned: 103,205,388 units Percentage: 45.0%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 103,205,388 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 103,205,388 units

EnLink Midstream Manager

(a)	Amount beneficially owned: 16,414,830 units Percentage: 7.2%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 16,414,830 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 16,414,830 units

EnLink Midstream

(a)	Amount beneficially owned: 16,414,830 units Percentage: 7.2%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 16,414,830 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 16,414,830 units

Crosstex

(a)	Amount beneficially owned: 16,414,830 units Percentage: 7.2%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 16,414,830 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 16,414,830 units

To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed on Appendix A has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons, except as described in Item 3 above.

(d) To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is incorporated herein by reference.

In connection with the closing of the Contribution, on March 7, 2014, Devon, Devon Gas Services, Southwestern Gas, EnLink MLP and the General Partner, entered into a Unitholder Agreement (the “Unitholder Agreement”). Under the Unitholder Agreement, in certain circumstances, EnLink MLP will be obligated, upon request, to file a registration statement covering the potential sale of Common Units issuable to Devon Gas Services and Southwestern Gas upon the conversion of the Class B Units issued in connection with the Contribution. In addition, the Unitholder Agreement gives Devon Gas Services and Southwestern Gas piggyback registration rights under certain circumstances. The registration rights are transferable to affiliates of Devon Gas Services and Southwestern Gas and, in certain circumstances, to third parties. The Unitholder Agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses, as well as EnLink MLP’s obligations to provide certain financial and other information to Devon Gas Services and Southwestern Gas.

Under the Amended GP LLC Agreement of the General Partner, Crosstex has the right to elect the members of the Board of the General Partner.

The Amended MLP LPA additionally contains various provisions with respect to the Common Units and Class B Units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right and allocations of profits and losses to the partners.

References to, and descriptions of, the Unitholder Agreement, the Amended GP LLC Agreement and the Amended MLP LPA as set forth herein are qualified in their entirety by reference to the copies of the Unitholder Agreement, the Amended GP LLC Agreement and the Amended MLP LPA included as Exhibit 12, Exhibit 3 and Exhibits 5 through 11, respectively, to this Schedule 13D, and such agreement is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Contribution Agreement dated October 21, 2013, by and among Devon Energy Corporation, Devon Gas Corporation, Devon Gas Services, L.P., Southwestern Gas Pipeline, Inc., Crosstex Energy, L.P. and Crosstex Energy Services, L.P. (incorporated herein by reference to Exhibit 2.2 to the Devon Current Report on Form 8-K filed on October 22, 2013).

Exhibit 2:	Certificate of Amendment to the Certificate of Formation of Crosstex Energy GP, LLC (incorporated herein by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on March 11, 2014).

Exhibit 3:	Second Amended and Restated Limited Liability Company Agreement of EnLink Midstream GP, LLC, dated as of March 7, 2014 (incorporated herein by reference to Exhibit 3.2 to the EnLink MLP Current Report on Form 8-K filed on March 11, 2014).

Exhibit 4:	Second Amendment to the Certificate of Limited Partnership of Crosstex Energy, L.P. (incorporated herein by reference to Exhibit 3.3 to the EnLink MLP Current Report on Form 8-K filed on March 11, 2014).

Exhibit 5:	Amendment No. 6 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of March 7, 2014 (incorporated herein by reference to Exhibit 3.4 to the EnLink MLP Current Report on Form 8-K filed on March 11, 2014).

Exhibit 6:	Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of March 23, 2007 (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on March 27, 2007).

Exhibit 7:	Amendment No. 1 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated December 20, 2007 (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on December 21, 2007).

Exhibit 8:	Amendment No. 2 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P. (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on March 28, 2008).

Exhibit 9:	Amendment No. 3 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of January 19, 2010 (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on January 22, 2010).

Exhibit 10:	Amendment No. 4 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of September 13, 2012 (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on September 14, 2012).

Exhibit 11:	Amendment No. 5 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of February 27, 2014 (incorporated by reference to Exhibit 3.8 to the EnLink MLP Annual Report on Form 10-K filed on February 28, 2014).

Exhibit 12:	Unitholder Agreement dated March 7, 2014, by and between Devon Energy Corporation, Devon Gas Services, L.P., Southwestern Gas Pipeline, Inc., Crosstex Energy GP, LLC, and Crosstex Energy, L.P. (incorporated herein by reference to Exhibit 10.2 to the Devon Current Report on Form 8-K filed on March 10, 2014).

Exhibit 13:	Joint Filing Agreement (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2014

DEVON ENERGY CORPORATION

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President Corporate Governance and Secretary

DEVON ENERGY CORPORATION (OKLAHOMA)

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

DEVON GAS CORPORATION

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

SOUTHWESTERN GAS PIPELINE, INC.

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

DEVON GAS OPERATING, INC.

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

DEVON GAS SERVICES, L.P.

By:	Devon Gas Operating, Inc., its general partner

By:	/s/ Carla D. Brockman
Name:	Carla D. Brockman
Title:	Vice President and Secretary

SIGNATURE PAGE TO

SCHEDULE 13D

ENLINK MIDSTREAM MANAGER, LLC

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	Executive Vice President and Chief Financial Officer

ENLINK MIDSTREAM, LLC

By:	EnLink Midstream Manager, LLC, its managing member

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	Executive Vice President and Chief Financial Officer

CROSSTEX ENERGY, INC.

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO

SCHEDULE 13D

EXHIBIT INDEX

Exhibit 1:	Contribution Agreement dated October 21, 2013, by and among Devon Energy Corporation, Devon Gas Corporation, Devon Gas Services, L.P., Southwestern Gas Pipeline, Inc., Crosstex Energy, L.P. and Crosstex Energy Services, L.P. (incorporated herein by reference to Exhibit 2.2 to the Devon Current Report on Form 8-K filed on October 22, 2013).

Exhibit 2:	Certificate of Amendment to the Certificate of Formation of Crosstex Energy GP, LLC (incorporated herein by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on March 11, 2014).

Exhibit 3:	Second Amended and Restated Limited Liability Company Agreement of EnLink Midstream GP, LLC, dated as of March 7, 2014 (incorporated herein by reference to Exhibit 3.2 to the EnLink MLP Current Report on Form 8-K filed on March 11, 2014).

Exhibit 4:	Second Amendment to the Certificate of Limited Partnership of Crosstex Energy, L.P. (incorporated herein by reference to Exhibit 3.3 to the EnLink MLP Current Report on Form 8-K filed on March 11, 2014).

Exhibit 5:	Amendment No. 6 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of March 7, 2014 (incorporated herein by reference to Exhibit 3.4 to the EnLink MLP Current Report on Form 8-K filed on March 11, 2014).

Exhibit 6:	Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of March 23, 2007 (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on March 27, 2007).

Exhibit 7:	Amendment No. 1 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated December 20, 2007 (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on December 21, 2007).

Exhibit 8:	Amendment No. 2 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P. (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on March 28, 2008).

Exhibit 9:	Amendment No. 3 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of January 19, 2010 (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on January 22, 2010).

Exhibit 10:	Amendment No. 4 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of September 13, 2012 (incorporated by reference to Exhibit 3.1 to the EnLink MLP Current Report on Form 8-K filed on September 14, 2012).

Exhibit 11:	Amendment No. 5 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of February 27, 2014 (incorporated by reference to Exhibit 3.8 to the EnLink MLP Annual Report on Form 10-K filed on February 28, 2014).

Exhibit 12:	Unitholder Agreement dated March 7, 2014, by and between Devon Energy Corporation, Devon Gas Services, L.P., Southwestern Gas Pipeline, Inc., Crosstex Energy GP, LLC, and Crosstex Energy, L.P. (incorporated herein by reference to Exhibit 10.2 to the Devon Current Report on Form 8-K filed on March 10, 2014).

Exhibit 13:	Joint Filing Agreement (filed herewith).

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of the Reporting Persons. All the individuals listed below, other than Michael M. Kanovsky are citizens of the United States. Mr. Kanovsky is a citizen of Canada.

Directors and Executive Officers of Devon Energy Corporation

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address

J. Larry Nichols	Executive Chairman of the Board	Executive Chairman of the Board of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President Marketing, Midstream and Supply Chain	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President and General Counsel	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Thomas L. Mitchell	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President Human Resources	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Executive Vice President Exploration and Production	Executive Vice President Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President Administration	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John A. Hill	Lead Director	Vice Chairman and Managing Director of First Reserve Corporation One Lafayette Place Greenwich, CT 06830

Michael M. Kanovsky	Director	President of Sky Energy Corporation 2000, 400 3rd Ave., S.W. Calgary, AB Canada T2P4H2

Mary P. Ricciardello	Director	Director of Devon Energy Corporation, Noble Corporation and Midstates Petroleum Company, Inc. c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Robert A. Mosbacher, Jr.	Director	Chairman of Mosbacher Energy Company 888 16th Street, NW, Suite 800 Washington, DC 20006

Duane C. Radtke	Director	Non-Executive Chairman of Sabine Oil & Gas, LLC 1415 Louisiana, Suite 1600 Houston, TX 77002

Robert H. Henry	Director	President and Chief Executive Officer of Oklahoma City University 2501 N Blackwelder Oklahoma City, OK 73106

Barbara M. Baumann	Director	President of Cross Creek Energy Corp. 621 17th St # 1145 Denver, CO 80293

John E. Bethancourt	Director	Board of Trustees of the Texas A&M Foundation 401 George Bush Dr. College Station, TX 77840

Directors and Executive Officers of Devon Energy Corporation (Oklahoma)

Name	Position at Devon Energy Corporation (Oklahoma)	Present Principal Occupation or Employment and Business Address

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Executive Vice President and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Gas Corporation

Name	Position at Devon Gas Corporation	Present Principal Occupation or Employment and Business Address

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Executive Vice President and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Southwestern Gas Pipeline, Inc.

Name	Position at Southwestern Gas Pipeline, Inc.	Present Principal Occupation or Employment and Business Address

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Executive Vice President and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Gas Operating, Inc.

Name	Position at Devon Gas Operating, Inc.	Present Principal Occupation or Employment and Business Address

John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Executive Vice President and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

General Partner and Limited Partner of Devon Gas Services, L.P.

The sole general partner of Devon Gas Services, L.P. is Devon Gas Operating, Inc. and the sole limited partner is Devon Gas Corporation. Information regarding the directors and executive officers of each of these entities are listed above.

Directors and Executive Officers of EnLink Midstream Manager, LLC

Name	Position at EnLink Midstream Manager, LLC	Present Principal Occupation or Employment and Business Address

John Richels	Chairman	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Barry E. Davis	President and Chief Executive Officer, Director	President and Chief Executive Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Michael J. Garberding	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Joe A. Davis	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Steve J. Hoppe	Executive Vice President and Head of Gathering, Processing and Transportation Business	Executive Vice President and Head of Gathering, Processing and Transportation Business of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

McMillan (Mac) Hummel	Executive Vice President and Head of Gathering, Processing and Transportation Business	Executive Vice President and Head of Gathering, Processing and Transportation Business of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Thomas L. Mitchell	Director	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Director	Executive Vice President Marketing, Midstream and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Mary P. Ricciardello	Director	Director of Devon Energy Corporation, Noble Corporation and Midstates Petroleum Company, Inc. c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

James C. Crain	Director	Investor Valmora Partners, LP 300 Crescent Court, Suite 900 Dallas, TX 75201

Leldon E. Echols	Director	Director of Trinity Industries, Inc. and HollyFrontier Corporation c/o EnLink Midstream, LLC 2501 Cedar Springs Rd. Dallas, TX 75201

Rolf A. Gafvert	Director	Director of EnLink Midstream Manager, LLC c/o EnLink Midstream, LLC 2501 Cedar Springs Rd. Dallas, TX 75201

Directors and Executive Officers of EnLink Midstream, LLC

EnLink Midstream, LLC has no officers or directors and is managed by EnLink Midstream Manager, LLC, its managing member, whose directors and executive officers are listed above.

Directors and Executive Officers of Crosstex Energy, Inc.

Name	Position at Crosstex Energy, Inc.	Present Principal Occupation or Employment and Business Address

Barry E. Davis	President and Chief Executive Officer, Director	President and Chief Executive Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Michael J. Garberding	Executive Vice President and Chief Financial Officer, Director	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Joe A. Davis	Executive Vice President, General Counsel and Secretary, Director	Executive Vice President, General Counsel and Secretary of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201